Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended September 30, 2025
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended September 30, 2025

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended September 30,
($ millions, except per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	2025	2024	2025	2024

Revenues (1)	1	13,195	13,819	38,813	41,464
Expenses	1
Purchased Product, Transportation and Blending (1)		8,545	9,615	25,956	27,735
Operating		1,594	1,736	4,971	5,214
(Gain) Loss on Risk Management	19	(2)	(20)	(79)	42
Depreciation, Depletion, Amortization and Exploration Expense	10,11	1,323	1,262	3,829	3,702
(Income) Loss From Equity-Accounted Affiliates		(9)	(11)	(45)	(48)
General and Administrative		220	172	570	593
Finance Costs, Net	3	154	118	404	394
Integration, Transaction and Other Costs		44	41	123	113
Foreign Exchange (Gain) Loss, Net	4	157	(73)	(196)	81
(Gain) Loss on Divestiture of Assets	5	(106)	(17)	(109)	(121)
Re-measurement of Contingent Payments		—	—	—	30
Other (Income) Loss, Net		(22)	(28)	(54)	(158)
Earnings (Loss) Before Income Tax		1,297	1,024	3,443	3,887
Income Tax Expense (Recovery)	6	11	204	447	891
Net Earnings (Loss)		1,286	820	2,996	2,996

Other Comprehensive Income (Loss), Net of Tax	16
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		2	(7)	10	11
Change in the Fair Value of Equity Instruments at FVOCI (2)	19	(19)	(1)	(23)	123
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(1,009)	(174)	(1,681)	219
Total Other Comprehensive Income (Loss), Net of Tax		(1,026)	(182)	(1,694)	353
Comprehensive Income (Loss)		260	638	1,302	3,349

Net Earnings (Loss) Per Common Share ($)	7
Basic		0.72	0.44	1.65	1.60
Diluted		0.72	0.42	1.65	1.59

(1)Comparative periods reflect certain revisions. See Note 23.
(2)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

		September 30,	December 31,
	Notes	2025	2024

Assets
Current Assets
Cash and Cash Equivalents		1,901	3,093
Accounts Receivable and Accrued Revenues	8	4,688	2,614
Income Tax Receivable		54	231
Inventories		3,126	4,496
Total Current Assets		9,769	10,434
Restricted Cash		256	241
Exploration and Evaluation Assets, Net	1,9	430	484
Property, Plant and Equipment, Net	1,10	35,972	38,568
Right-of-Use Assets, Net	1,11	1,914	1,950
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates		321	399
Other Assets		447	451
Deferred Income Taxes		1,516	1,064
Goodwill	1	2,923	2,923
Total Assets		53,573	56,539

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		5,216	6,242
Income Tax Payable		93	396
Short-Term Borrowings	12	—	173
Long-Term Debt	12	—	192
Lease Liabilities	11	342	359
Total Current Liabilities		5,651	7,362
Long-Term Debt	12	7,156	7,342
Lease Liabilities	11	2,530	2,568
Decommissioning Liabilities	13	4,973	4,534
Other Liabilities	14	925	919
Deferred Income Taxes		3,949	4,045
Total Liabilities		25,184	26,770
Shareholders’ Equity		28,374	29,754
Non-Controlling Interest		15	15
Total Liabilities and Equity		53,573	56,539

Commitments and Contingencies	22

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Treasury Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 15)	(Note 15)	(Note 15)	(Note 15)			(Note 16)

As at December 31, 2023	16,031	—	519	25	2,002	8,913	1,208	28,698
Net Earnings (Loss)	—	—	—	—	—	2,996	—	2,996
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	353	353
Total Comprehensive Income (Loss)	—	—	—	—	—	2,996	353	3,349
Common Shares Issued Under Stock Option Plans	67	—	—	—	(16)	—	—	51
Purchase of Common Shares Under NCIB (2)	(439)	—	—	—	(898)	—	—	(1,337)
Warrants Exercised	38	—	—	(13)	—	—	—	25
Stock-Based Compensation Expense	—	—	—	—	8	—	—	8
Base Dividends on Common Shares	—	—	—	—	—	(925)	—	(925)
Variable Dividends on Common Shares	—	—	—	—	—	(251)	—	(251)
Dividends on Preferred Shares	—	—	—	—	—	(27)	—	(27)
As at September 30, 2024	15,697	—	519	12	1,096	10,706	1,561	29,591

As at December 31, 2024	15,659	(43)	356	12	944	10,513	2,313	29,754
Net Earnings (Loss)	—	—	—	—	—	2,996	—	2,996
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	(1,694)	(1,694)
Total Comprehensive Income (Loss)	—	—	—	—	—	2,996	(1,694)	1,302
Common Shares Issued Under Stock Option Plans	15	—	—	—	(3)	—	—	12
Purchase of Common Shares Under NCIB (2)	(519)	—	—	—	(541)	(221)	—	(1,281)
Purchase of Common Shares Under Employee Benefit Plan	—	(94)	—	—	—	—	—	(94)
Common Shares Issued Under Employee Benefit Plan	—	82	—	—	(6)	—	—	76
Preferred Shares Redeemed	—	—	(243)	—	(107)	—	—	(350)
Warrants Exercised	7	—	—	(2)	—	—	—	5
Stock-Based Compensation Expense	—	—	—	—	9	—	—	9
Base Dividends on Common Shares	—	—	—	—	—	(1,047)	—	(1,047)
Dividends on Preferred Shares	—	—	—	—	—	(12)	—	(12)
As at September 30, 2025	15,162	(55)	113	10	296	12,229	619	28,374

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). Includes taxes payable on purchase of shares.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended September 30,
($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2025	2024	2025	2024

Operating Activities
Net Earnings (Loss)		1,286	820	2,996	2,996
Depreciation, Depletion and Amortization	10,11	1,322	1,218	3,820	3,646
Deferred Income Tax Expense (Recovery)	6	(327)	(46)	(520)	(124)
Unrealized (Gain) Loss on Risk Management	19	(19)	7	(65)	31
Unrealized Foreign Exchange (Gain) Loss	4	153	(108)	(248)	101
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		4	—	4	—
(Gain) Loss on Divestiture of Assets	5	(106)	(17)	(109)	(121)
Re-measurement of Contingent Payments		—	—	—	30
Unwinding of Discount on Decommissioning Liabilities	13	63	56	179	169
(Income) Loss From Equity-Accounted Affiliates		(9)	(11)	(45)	(48)
Distributions Received From Equity-Accounted Affiliates		27	15	110	133
Stock-Based Compensation, Net of Payments		75	(13)	94	(143)
Other		(3)	39	(19)	(107)
Settlement of Decommissioning Liabilities	13	(94)	(74)	(198)	(170)
Net Change in Non-Cash Working Capital	21	(241)	588	(179)	813
Cash From (Used in) Operating Activities		2,131	2,474	5,820	7,206

Investing Activities
Acquisitions, Net of Cash Acquired		(7)	(4)	(236)	(19)
Capital Investment	1	(1,154)	(1,346)	(3,547)	(3,537)
Proceeds From Divestitures	5	—	22	13	47
Net Change in Investments and Other		4	1	(9)	(63)
Net Change in Non-Cash Working Capital	21	(159)	19	(260)	(41)
Cash From (Used in) Investing Activities		(1,316)	(1,308)	(4,039)	(3,613)

Net Cash Provided (Used) Before Financing Activities		815	1,166	1,781	3,593

Financing Activities	21
Net Issuance (Repayment) of Short-Term Borrowings		86	(35)	152	(74)
Repayment of Long-Term Debt	12	(183)	—	(195)	—
Principal Repayment of Leases	11	(89)	(74)	(266)	(219)
Net Proceeds (Repayment) on Repurchase Agreements		(45)	—	183	—
Common Shares Issued Under Stock Option Plans		5	1	12	51
Purchase of Common Shares Under NCIB	15	(918)	(732)	(1,281)	(1,337)
Purchase of Common Shares Under Employee Benefit Plan	15	(21)	—	(94)	—
Redemption of Preferred Shares	15	—	—	(350)	—
Proceeds From Exercise of Warrants		2	8	5	25
Dividends Paid	7	(356)	(338)	(1,057)	(1,203)
Other		—	(5)	—	(7)
Cash From (Used in) Financing Activities		(1,519)	(1,175)	(2,891)	(2,764)

Effect of Foreign Exchange on Cash and Cash Equivalents		42	(41)	(82)	48
Increase (Decrease) in Cash and Cash Equivalents		(662)	(50)	(1,192)	877
Cash and Cash Equivalents, Beginning of Period		2,563	3,154	3,093	2,227
Cash and Cash Equivalents, End of Period		1,901	3,104	1,901	3,104

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1 and 2 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for, and production of, NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. The U.S. Refining segment includes the jointly-owned Wood River and Borger refineries held through WRB Refining LP (“WRB”), a jointly-owned entity with operator Phillips 66. On September 30, 2025, Cenovus divested its entire 50 percent interest in WRB. Cenovus markets its own and third-party refined products.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
A) Results of Operations – Segment and Operational Information

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2025	2024	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	5,177	5,456	212	225	385	371	5,774	6,052
Intersegment Sales	1,571	1,719	217	488	—	—	1,788	2,207
	6,748	7,175	429	713	385	371	7,562	8,259
Royalties	(831)	(889)	(12)	(15)	(15)	(25)	(858)	(929)
Revenues	5,917	6,286	417	698	370	346	6,704	7,330
Expenses
Purchased Product	507	629	161	459	6	—	674	1,088
Transportation and Blending	2,452	2,579	86	80	5	2	2,543	2,661
Operating	655	621	127	147	103	92	885	860
Realized (Gain) Loss on Risk Management	10	(10)	2	—	—	—	12	(10)
Operating Margin	2,293	2,467	41	12	256	252	2,590	2,731
Unrealized (Gain) Loss on Risk Management	(12)	(1)	(6)	2	—	—	(18)	1
Depreciation, Depletion and Amortization	867	784	125	109	106	134	1,098	1,027
Exploration Expense	1	2	—	—	—	42	1	44
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	(9)	(11)	(9)	(11)
Segment Income (Loss)	1,437	1,682	(78)	(99)	159	87	1,518	1,670

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended September 30,	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales (1)	1,198	1,482	7,081	7,214	8,279	8,696
Intersegment Sales	155	98	1	4	156	102
	1,353	1,580	7,082	7,218	8,435	8,798
Royalties	—	—	—	—	—	—
Revenues (1)	1,353	1,580	7,082	7,218	8,435	8,798
Expenses
Purchased Product (1)	1,102	1,353	6,219	6,854	7,321	8,207
Transportation and Blending	—	—	—	—	—	—
Operating	140	167	611	751	751	918
Realized (Gain) Loss on Risk Management	—	—	(1)	(4)	(1)	(4)
Operating Margin	111	60	253	(383)	364	(323)
Unrealized (Gain) Loss on Risk Management	—	—	3	5	3	5
Depreciation, Depletion and Amortization	40	49	160	115	200	164
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	71	11	90	(503)	161	(492)
(1)Comparative period reflects certain revisions. See Note 23.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

	Corporate and Eliminations		Consolidated
For the three months ended September 30,	2025	2024	2025	2024
Gross Sales
External Sales (1)	—	—	14,053	14,748
Intersegment Sales	(1,944)	(2,309)	—	—
	(1,944)	(2,309)	14,053	14,748
Royalties	—	—	(858)	(929)
Revenues (1)	(1,944)	(2,309)	13,195	13,819
Expenses
Purchased Product (1)	(1,855)	(2,169)	6,140	7,126
Transportation and Blending	(138)	(172)	2,405	2,489
Purchased Product, Transportation and Blending (1)	(1,993)	(2,341)	8,545	9,615
Operating	(42)	(42)	1,594	1,736
Realized (Gain) Loss on Risk Management	6	(13)	17	(27)
Unrealized (Gain) Loss on Risk Management	(4)	1	(19)	7
Depreciation, Depletion and Amortization	24	27	1,322	1,218
Exploration Expense	—	—	1	44
(Income) Loss From Equity-Accounted Affiliates	—	—	(9)	(11)
Segment Income (Loss)	65	59	1,744	1,237
General and Administrative	220	172	220	172
Finance Costs, Net	154	118	154	118
Integration, Transaction and Other Costs	44	41	44	41
Foreign Exchange (Gain) Loss, Net	157	(73)	157	(73)
(Gain) Loss on Divestiture of Assets	(106)	(17)	(106)	(17)
Other (Income) Loss, Net	(22)	(28)	(22)	(28)
	447	213	447	213
Earnings (Loss) Before Income Tax			1,297	1,024
Income Tax Expense (Recovery)			11	204
Net Earnings (Loss)			1,286	820
(1)Comparative period reflects certain revisions. See Note 23.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

	Upstream
For the nine months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2025	2024	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	15,874	16,525	936	866	1,171	1,199	17,981	18,590
Intersegment Sales	5,241	4,831	986	1,417	—	—	6,227	6,248
	21,115	21,356	1,922	2,283	1,171	1,199	24,208	24,838
Royalties	(2,281)	(2,400)	(44)	(61)	(60)	(74)	(2,385)	(2,535)
Revenues	18,834	18,956	1,878	2,222	1,111	1,125	21,823	22,303
Expenses
Purchased Product	1,995	1,321	951	1,353	6	—	2,952	2,674
Transportation and Blending	8,138	8,265	259	241	14	9	8,411	8,515
Operating	2,032	1,896	369	432	273	319	2,674	2,647
Realized (Gain) Loss on Risk Management	10	23	1	(7)	—	—	11	16
Operating Margin	6,659	7,451	298	203	818	797	7,775	8,451
Unrealized (Gain) Loss on Risk Management	(3)	(13)	(7)	10	—	—	(10)	(3)
Depreciation, Depletion and Amortization	2,450	2,330	362	330	329	421	3,141	3,081
Exploration Expense	7	6	—	—	2	50	9	56
(Income) Loss From Equity- Accounted Affiliates	(38)	(14)	1	1	(24)	(34)	(61)	(47)
Segment Income (Loss)	4,243	5,142	(58)	(138)	511	360	4,696	5,364

	Downstream
	Canadian Refining		U.S. Refining		Total
For the nine months ended September 30,	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales (1)	3,259	3,682	19,958	21,727	23,217	25,409
Intersegment Sales	664	365	2	7	666	372
	3,923	4,047	19,960	21,734	23,883	25,781
Royalties	—	—	—	—	—	—
Revenues (1)	3,923	4,047	19,960	21,734	23,883	25,781
Expenses
Purchased Product (1)	3,218	3,415	18,063	19,473	21,281	22,888
Transportation and Blending	—	—	—	—	—	—
Operating	419	759	2,133	2,045	2,552	2,804
Realized (Gain) Loss on Risk Management	—	—	(6)	5	(6)	5
Operating Margin	286	(127)	(230)	211	56	84
Unrealized (Gain) Loss on Risk Management	—	—	(5)	3	(5)	3
Depreciation, Depletion and Amortization	139	147	467	338	606	485
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	147	(274)	(692)	(130)	(545)	(404)
(1)Comparative period reflects certain revisions. See Note 23.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

	Corporate and Eliminations		Consolidated
For the nine months ended September 30,	2025	2024	2025	2024
Gross Sales
External Sales (1)	—	—	41,198	43,999
Intersegment Sales	(6,893)	(6,620)	—	—
	(6,893)	(6,620)	41,198	43,999
Royalties	—	—	(2,385)	(2,535)
Revenues (1)	(6,893)	(6,620)	38,813	41,464
Expenses
Purchased Product (1)	(6,133)	(5,756)	18,100	19,806
Transportation and Blending	(555)	(586)	7,856	7,929
Purchased Product, Transportation and Blending (1)	(6,688)	(6,342)	25,956	27,735
Operating	(255)	(237)	4,971	5,214
Realized (Gain) Loss on Risk Management	(19)	(10)	(14)	11
Unrealized (Gain) Loss on Risk Management	(50)	31	(65)	31
Depreciation, Depletion and Amortization	73	80	3,820	3,646
Exploration Expense	—	—	9	56
(Income) Loss From Equity-Accounted Affiliates	16	(1)	(45)	(48)
Segment Income (Loss)	30	(141)	4,181	4,819
General and Administrative	570	593	570	593
Finance Costs, Net	404	394	404	394
Integration, Transaction and Other Costs	123	113	123	113
Foreign Exchange (Gain) Loss, Net	(196)	81	(196)	81
(Gain) Loss on Divestiture of Assets	(109)	(121)	(109)	(121)
Re-measurement of Contingent Payments	—	30	—	30
Other (Income) Loss, Net	(54)	(158)	(54)	(158)
	738	932	738	932
Earnings (Loss) Before Income Tax			3,443	3,887
Income Tax Expense (Recovery)			447	891
Net Earnings (Loss)			2,996	2,996
(1)Comparative period reflects certain revisions. See Note 23.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2025	2024	2025	2024	2025	2024	2025	2024
Crude Oil	4,954	5,269	47	33	125	71	5,126	5,373
Natural Gas and Other	80	83	142	107	234	221	456	411
NGLs (1)	143	104	23	85	26	79	192	268
External Sales	5,177	5,456	212	225	385	371	5,774	6,052

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended September 30,	2025	2024	2025	2024	2025	2024
Gasoline	70	128	3,393	3,513	3,463	3,641
Distillates (2)	366	395	2,792	2,604	3,158	2,999
Synthetic Crude Oil	408	588	—	—	408	588
Asphalt	197	208	321	322	518	530
Other Products and Services (3)	157	163	575	775	732	938
External Sales	1,198	1,482	7,081	7,214	8,279	8,696

	Upstream
For the nine months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2025	2024	2025	2024	2025	2024	2025	2024
Crude Oil	14,718	15,963	156	157	343	263	15,217	16,383
Natural Gas and Other	244	263	609	453	663	686	1,516	1,402
NGLs (1)	912	299	171	256	165	250	1,248	805
External Sales	15,874	16,525	936	866	1,171	1,199	17,981	18,590

	Downstream
	Canadian Refining		U.S. Refining		Total
For the nine months ended September 30,	2025	2024	2025	2024	2025	2024
Gasoline	181	363	9,706	10,613	9,887	10,976
Distillates (2)	1,068	1,143	7,599	8,149	8,667	9,292
Synthetic Crude Oil	1,214	1,323	—	—	1,214	1,323
Asphalt	397	433	756	753	1,153	1,186
Other Products and Services (3)	399	420	1,897	2,212	2,296	2,632
External Sales	3,259	3,682	19,958	21,727	23,217	25,409
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.
(3)Comparative period reflects certain revisions. See Note 23.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
C) Geographical Information

	Revenues (1)
	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2025	2024	2025	2024
Canada	5,787	6,937	17,359	20,235
United States (2)	7,176	6,606	20,697	20,366
China	232	276	757	863
Consolidated	13,195	13,819	38,813	41,464
(1)Revenues from external customers by country are classified based on the jurisdiction in which the selling entities are located.
(2)Comparative periods reflect certain revisions. See Note 23.

	Non-Current Assets (1)
	September 30,	December 31,
As at	2025	2024
Canada	37,889	37,006
United States	2,538	5,902
China	1,006	1,249
Indonesia	230	295
Consolidated	41,663	44,452
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
As at	2025	2024	2025	2024	2025	2024
Oil Sands	403	461	24,873	24,646	946	1,018
Conventional	20	15	2,213	2,230	47	57
Offshore	7	8	3,950	3,365	187	95
Canadian Refining	—	—	2,457	2,511	54	39
U.S. Refining	—	—	2,259	5,538	290	342
Corporate and Eliminations	—	—	220	278	390	399
Consolidated	430	484	35,972	38,568	1,914	1,950

	Goodwill		Total Assets
	September 30,	December 31,	September 30,	December 31,
As at	2025	2024	2025	2024
Oil Sands	2,923	2,923	31,994	31,668
Conventional	—	—	2,551	2,610
Offshore	—	—	4,633	4,089
Canadian Refining	—	—	2,934	2,901
U.S. Refining	—	—	6,600	9,517
Corporate and Eliminations	—	—	4,861	5,754
Consolidated	2,923	2,923	53,573	56,539

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
E) Capital Expenditures (1)

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2025	2024	2025	2024
Capital Investment
Oil Sands	675	681	2,082	1,941
Conventional	107	106	302	300
Offshore
Atlantic	194	341	674	765
Asia Pacific	23	14	54	44
Total Upstream	999	1,142	3,112	3,050

Canadian Refining	33	44	83	145
U.S. Refining	120	153	343	320
Total Downstream	153	197	426	465

Corporate and Eliminations	2	7	9	22
	1,154	1,346	3,547	3,537
Acquisitions
Oil Sands	7	1	235	7
Conventional	—	3	33	12
	7	4	268	19
Total Capital Expenditures	1,161	1,350	3,815	3,556
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”. These interim Consolidated Financial Statements were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2024, except for income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2024, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective October 30, 2025.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

3. FINANCE COSTS, NET

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2025	2024	2025	2024
Interest Expense – Short-Term Borrowings and Long-Term Debt	75	76	231	229
Interest Expense – Lease Liabilities (Note 11)	43	40	126	119
Unwinding of Discount on Decommissioning Liabilities (Note 13)	63	56	179	169
Other	24	9	40	30
Capitalized Interest	(23)	(12)	(61)	(30)
Finance Costs	182	169	515	517
Interest Income	(28)	(51)	(111)	(123)
	154	118	404	394

4. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2025	2024	2025	2024
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	99	(71)	(184)	104
Other	54	(37)	(64)	(3)
Unrealized Foreign Exchange (Gain) Loss	153	(108)	(248)	101
Realized Foreign Exchange (Gain) Loss	4	35	52	(20)
	157	(73)	(196)	81

5. DIVESTITURE
On September 30, 2025, the Company divested its entire 50 percent interest in WRB, which was held in the U.S. Refining segment. Proceeds of US$1.3 billion (C$1.8 billion), net of preliminary closing adjustments, were included in accounts receivable and accrued revenues as at September 30, 2025 (see Note 8). The proceeds were received on October 1, 2025.
The before-tax gain of $106 million on divestiture reflects the difference between proceeds and the Company’s share of net assets of $3.0 billion and a cumulative foreign currency translation adjustment directly attributable to WRB of $1.3 billion (see Note 16) that was recycled upon divestiture. An associated deferred tax recovery of $315 million was recorded on the divestiture of WRB.

6. INCOME TAXES

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2025	2024	2025	2024
Current Tax
Canada	288	184	791	830
United States	—	—	—	2
Asia Pacific	42	57	144	157
Other International	8	9	32	26
Total Current Tax Expense (Recovery)	338	250	967	1,015
Deferred Tax Expense (Recovery)	(327)	(46)	(520)	(124)
	11	204	447	891
For the nine months ended September 30, 2025, the Company recorded a deferred tax recovery, of which $315 million was related to the divestiture of the Company’s 50 percent interest in WRB. See Note 5.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

7. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2025	2024	2025	2024
Net Earnings (Loss)	1,286	820	2,996	2,996
Effect of Cumulative Dividends on Preferred Shares	(2)	(9)	(12)	(27)
Net Earnings (Loss) – Basic	1,284	811	2,984	2,969
Effect of Stock-Based Compensation	—	(31)	(1)	6
Net Earnings (Loss) – Diluted	1,284	780	2,983	2,975

Basic – Weighted Average Number of Shares (thousands)	1,788,901	1,848,035	1,806,851	1,858,364
Dilutive Effect of Warrants	2,251	3,729	2,416	5,039
Dilutive Effect of Stock-Based Compensation	1,628	11,548	1,819	9,221
Diluted – Weighted Average Number of Shares (thousands)	1,792,780	1,863,312	1,811,086	1,872,624

Net Earnings (Loss) Per Common Share – Basic ($)	0.72	0.44	1.65	1.60
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	0.72	0.42	1.65	1.59
(1)For the three and nine months ended September 30, 2025, 25.1 million and 24.6 million, respectively (2024 — 3.0 million and 11.5 million, respectively) common shares related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share, as the effect was anti-dilutive.
B) Common Share Dividends

	2025		2024
For the nine months ended September 30,	Per Share	Amount	Per Share	Amount
Base Dividends	0.580	1,047	0.500	925
Variable Dividends	—	—	0.135	251
Total Common Share Dividends Declared and Paid	0.580	1,047	0.635	1,176
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On October 30, 2025, the Company’s Board of Directors declared a fourth quarter base dividend of $0.200 per common share, payable on December 31, 2025, to common shareholders of record as at December 15, 2025.
C) Preferred Share Dividends

For the nine months ended September 30,	2025	2024
Series 1 First Preferred Shares	5	5
Series 2 First Preferred Shares	1	2
Series 3 First Preferred Shares	—	9
Series 5 First Preferred Shares	2	7
Series 7 First Preferred Shares	4	4
Total Preferred Share Dividends Declared	12	27
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
For the nine months ended September 30, 2025, the Company paid preferred share dividends of $10 million (2024 – $27 million).
On October 30, 2025, the Company’s Board of Directors declared fourth quarter preferred share dividends of $2 million payable on December 31, 2025, to preferred shareholders of record as at December 15, 2025.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

8. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

	September 30,	December 31,
As at	2025	2024
Trade and Accruals	2,496	2,378
Divestiture Proceeds Receivable (Note 5)	1,816	—
Prepaids and Deposits	259	187
Joint Operations Receivables	34	40
Other	83	9
	4,688	2,614

9. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2024	484
Additions	59
Transfer to PP&E (Note 10)	(112)
Exchange Rate Movements and Other	(1)
As at September 30, 2025	430

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2024	52,090	280	14,325	1,975	68,670
Acquisitions	268	—	—	—	268
Additions	3,053	4	413	18	3,488
Transfer from E&E (Note 9)	112	—	—	—	112
Change in Decommissioning Liabilities	412	—	—	—	412
Divestitures (Note 5)	(5)	—	(7,243)	(6)	(7,254)
Exchange Rate Movements and Other	(450)	(9)	(416)	(23)	(898)
As at September 30, 2025	55,480	275	7,079	1,964	64,798

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2024	21,849	141	6,675	1,437	30,102
Depreciation, Depletion and Amortization	2,993	9	507	61	3,570
Divestitures (Note 5)	(1)	—	(4,195)	—	(4,196)
Exchange Rate Movements and Other	(397)	(8)	(239)	(6)	(650)
As at September 30, 2025	24,444	142	2,748	1,492	28,826

CARRYING VALUE
As at December 31, 2024	30,241	139	7,650	538	38,568
As at September 30, 2025	31,036	133	4,331	472	35,972
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

11. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2024	592	2,392	178	125	3,287
Additions	4	144	—	16	164
Divestitures (Note 5)	(1)	(175)	(23)	(9)	(208)
Exchange Rate Movements and Other	2	(30)	(4)	(2)	(34)
As at September 30, 2025	597	2,331	151	130	3,209

ACCUMULATED DEPRECIATION
As at December 31, 2024	193	999	94	51	1,337
Depreciation	27	190	7	26	250
Divestitures (Note 5)	(1)	(144)	(8)	(9)	(162)
Exchange Rate Movements and Other	—	(123)	(3)	(4)	(130)
As at September 30, 2025	219	922	90	64	1,295

CARRYING VALUE
As at December 31, 2024	399	1,393	84	74	1,950
As at September 30, 2025	378	1,409	61	66	1,914
(1)Includes a pipeline, storage tanks, railcars, vessels, barges, a natural gas processing plant and caverns.
(2)Includes assets in the commercial fuels business, fleet vehicles, camps and other equipment.
B) Lease Liabilities

Total
As at December 31, 2024	2,927
Additions	162
Interest Expense (Note 3)	126
Lease Payments	(392)
Divestitures (Note 5)	(39)
Exchange Rate Movements and Other	88
As at September 30, 2025	2,872
Less: Current Portion	342
Long-Term Portion	2,530

12. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

		September 30,	December 31,
As at	Notes	2025	2024
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	—	173
Total Debt Principal		—	173
i) Uncommitted Demand Facilities
As at September 30, 2025, the Company had uncommitted demand facilities of $1.5 billion (December 31, 2024 – $1.7 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at September 30, 2025, there were outstanding letters of credit aggregating to $338 million (December 31, 2024 – $355 million) and no direct borrowings (December 31, 2024 – $nil).

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
ii) WRB Uncommitted Demand Facilities
On September 30, 2025, Cenovus completed the divestiture of its entire 50 percent interest in WRB, which included the Company’s proportionate share of the WRB uncommitted demand facilities outstanding of US$225 million (C$313 million) (see Note 5). Cenovus’s proportionate share of the WRB uncommitted demand facilities outstanding as at December 31, 2024, was US$120 million (C$173 million).
B) Long-Term Debt

	September 30,	December 31,
As at	2025	2024
Committed Credit Facility	—	—
U.S. Dollar Denominated Unsecured Notes (1)	5,107	5,470
Canadian Dollar Unsecured Notes	2,000	2,000
Total Debt Principal	7,107	7,470
Debt Premiums (Discounts), Net, and Transaction Costs	49	64
Long-Term Debt	7,156	7,534
Less: Current Portion	—	192
Long-Term Portion	7,156	7,342
(1)Total U.S. dollar denominated unsecured notes as at September 30, 2025, was US$3.7 billion (December 31, 2024 — US$3.8 billion).
On September 19, 2025, Cenovus renewed its existing committed credit facility to extend the maturity dates by more than one year. As at September 30, 2025, the committed credit facility consists of a $3.3 billion tranche maturing on September 19, 2029, and a $2.2 billion tranche maturing on September 19, 2028. As at September 30, 2025, no amount was drawn on the credit facility (December 31, 2024 – $nil).
The committed credit facility may include Canadian overnight repo rate average loans, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
Upon maturity on July 15, 2025, the Company repaid its 5.38 percent unsecured notes with a principal of US$133 million, in full.
As at September 30, 2025, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity and Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents, and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, steward working capital, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and depreciation, depletion and amortization (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
Net Debt to Adjusted EBITDA

	September 30,	December 31,
As at	2025	2024
Short-Term Borrowings	—	173
Current Portion of Long-Term Debt	—	192
Long-Term Portion of Long-Term Debt	7,156	7,342
Total Debt	7,156	7,707
Less: Cash and Cash Equivalents	(1,901)	(3,093)
Net Debt	5,255	4,614

Net Earnings (Loss)	3,142	3,142
Add (Deduct):
Finance Costs, Net	524	514
Income Tax Expense (Recovery)	485	929
Depreciation, Depletion and Amortization	5,045	4,871
Exploration and Evaluation Asset Write-downs	(3)	37
(Income) Loss From Equity-Accounted Affiliates	(63)	(66)
Unrealized (Gain) Loss on Risk Management	(84)	12
Foreign Exchange (Gain) Loss, Net	185	462
(Gain) Loss on Divestiture of Assets	(107)	(119)
Re-measurement of Contingent Payments	—	30
Other (Income) Loss, Net	49	(55)
Adjusted EBITDA (1)	9,173	9,757

Net Debt to Adjusted EBITDA (times)	0.6	0.5
(1)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

	September 30,	December 31,
As at	2025	2024
Net Debt	5,255	4,614

Cash From (Used in) Operating Activities	7,849	9,235
(Add) Deduct:
Settlement of Decommissioning Liabilities	(262)	(234)
Net Change in Non-Cash Working Capital	313	1,305
Adjusted Funds Flow (1)	7,798	8,164

Net Debt to Adjusted Funds Flow (times)	0.7	0.6
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	September 30,	December 31,
As at	2025	2024
Net Debt	5,255	4,614
Shareholders’ Equity	28,374	29,754
Capitalization	33,629	34,368

Net Debt to Capitalization (percent)	16	13

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

13. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2024	4,534
Liabilities Incurred	261
Liabilities Acquired	82
Liabilities Settled	(198)
Liabilities Divested (Note 5)	(27)
Change in Estimated Future Cash Flows	151
Unwinding of Discount on Decommissioning Liabilities (Note 3)	179
Exchange Rate Movements	(9)
As at September 30, 2025	4,973
As at September 30, 2025, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.2 percent (December 31, 2024 – 5.2 percent) and assumes an inflation rate of two percent (December 31, 2024 – two percent).

14. OTHER LIABILITIES

	September 30,	December 31,
As at	2025	2024
Renewable Volume Obligation, Net (1)	336	284
Pension and Other Post-Employment Benefit Plan	264	269
Employee Long-Term Incentives	117	96
Provisions for Onerous and Unfavourable Contracts	60	66
Provision for West White Rose Expansion Project	—	54
Other	148	150
	925	919
(1)The gross amounts of the renewable volume obligation and renewable identification numbers asset were $1.1 billion and $804 million, respectively (December 31, 2024 – $652 million and $368 million, respectively).

15. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	September 30, 2025		December 31, 2024
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,825,038	15,659	1,871,868	16,031
Issued Under Stock Option Plans	1,090	15	5,049	68
Purchase of Common Shares Under NCIB	(60,537)	(519)	(55,861)	(479)
Issued Upon Exercise of Warrants	738	7	3,982	39
Outstanding, End of Period	1,766,329	15,162	1,825,038	15,659
As at September 30, 2025, there were 24.9 million common shares available for future issuance under the stock option plan.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
C) Normal Course Issuer Bid
On November 7, 2024, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 127.5 million common shares during the period from November 11, 2024, to November 10, 2025.
For the nine months ended September 30, 2025, the Company purchased and cancelled 60.5 million common shares through the NCIB. The shares were purchased at a volume weighted average price of $20.75 per common share for a total of $1.3 billion. Paid in surplus representing the retained earnings prior to the split with Encana Corporation, now known as Ovintiv Inc., was reduced in full by $541 million. Retained earnings was then reduced by $221 million. The cumulative reduction to shareholder’s equity was $762 million, of which $737 million represents the excess of the purchase price of the common shares over their average carrying value and $25 million relates to share buyback tax.
From October 1, 2025, to October 27, 2025, the Company purchased an additional 17.0 million common shares for $409 million. As at October 27, 2025, the Company can further purchase up to 48.8 million common shares under the NCIB.
On October 30, 2025, the Company received approval from the Board of Directors to apply to the TSX for an additional NCIB program. Subject to acceptance by the TSX, the Company will be able to purchase up to approximately 120 million common shares under the NCIB program for a period of twelve months from the date the program is renewed.
D) Treasury Shares
Cenovus has an employee benefit plan trust (the “Trust”). The Trust, through an independent trustee, acquires Cenovus’s common shares on the open market, which are held to satisfy the Company’s obligations under certain stock-based compensation plans.

	September 30, 2025		December 31, 2024
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	2,000	43	—	—
Purchased Under Employee Benefit Plan	4,600	94	2,000	43
Distributed Under Employee Benefit Plan	(3,822)	(82)	—	—
Outstanding, End of Period	2,778	55	2,000	43
Paid in surplus was reduced by $6 million, representing the difference between the long-term incentive obligation and the weighted average carrying value of the treasury shares on settlement.
E) Issued and Outstanding – Preferred Shares

	September 30, 2025		December 31, 2024
	Number of Preferred Shares (thousands)	Amount	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	26,000	356	36,000	519
Preferred Shares Redeemed	(14,000)	(243)	(10,000)	(163)
Outstanding, End of Period	12,000	113	26,000	356
On March 31, 2025, and June 30, 2025, Cenovus exercised its right to redeem all 8.0 million of the Company’s series 5 preferred shares and 6.0 million of the Company’s series 7 preferred shares, respectively. The preferred shares were redeemed at a price of $25.00 per share, for a total of $350 million. Paid in surplus was reduced by $107 million, representing the excess of the purchase price of the preferred shares over their carrying value.

As at September 30, 2025	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	4.39	1,260
(1) The floating-rate dividend was 5.21 percent from December 31, 2024, to March 30, 2025, 4.57 percent from March 31, 2025, to June 29, 2025, and 4.37 percent from June 30, 2025 to September 29, 2025.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
F) Issued and Outstanding – Warrants

	September 30, 2025		December 31, 2024
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	3,643	12	7,625	25
Exercised	(738)	(2)	(3,982)	(13)
Outstanding, End of Period	2,905	10	3,643	12
The exercise price of the warrants is $6.54 per share. The warrants expire on January 1, 2026.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2023	55	85	1,068	1,208
Other Comprehensive Income (Loss), Before Tax	14	139	219	372
Income Tax (Expense) Recovery	(3)	(16)	—	(19)
As at September 30, 2024	66	208	1,287	1,561

As at December 31, 2024	69	156	2,088	2,313
Other Comprehensive Income (Loss), Before Tax	13	(26)	(420)	(433)
Reclassification on Divestiture (Note 5)	—	—	(1,261)	(1,261)
Income Tax (Expense) Recovery	(3)	3	—	—
As at September 30, 2025	79	133	407	619

17. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include net settlement rights (“NSRs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units. As at September 30, 2025, no Cenovus replacement stock options were outstanding.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at September 30, 2025	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	11,171	5,190
Performance Share Units	7,542	—
Restricted Share Units	10,052	—
Deferred Share Units	2,006	2,006
The weighted average exercise price of NSRs outstanding as at September 30, 2025, was $19.22.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

	Units Granted	Units Vested and Exercised/ Paid Out
For the nine months ended September 30, 2025	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	4,384	1,080
Cenovus Replacement Stock Options	—	329
Performance Share Units	3,357	2,303
Restricted Share Units	4,353	1,955
Deferred Share Units	358	169

	Weighted Average Exercise Price	Units Exercised
For the nine months ended September 30, 2025	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	12.14	752
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	9.48	328
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	3.54	317
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (2)	3.54	12
(1)NSRs were net settled for 328 thousand common shares.
(2)Cenovus replacement stock options were net settled for 10 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2025	2024	2025	2024
Stock Options With Associated Net Settlement Rights	2	2	8	9
Cenovus Replacement Stock Options	—	(2)	(1)	1
Performance Share Units	24	(4)	39	57
Restricted Share Units	40	(2)	61	50
Deferred Share Units	11	(6)	10	6
Stock-Based Compensation Expense (Recovery)	77	(12)	117	123
PSUs and RSUs granted under the Performance Share Unit Plan and Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

18. RELATED PARTY TRANSACTIONS
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP. The Company holds a 35 percent interest in HMLP and applies the equity method of accounting. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services.
The following table summarizes revenues and associated expenses related to HMLP:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2025	2024	2025	2024
Revenues from Construction and Management Services	50	47	116	116
Transportation Expenses	66	67	203	207

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

19. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, long-term debt, certain portions of other assets and certain portions of other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at September 30, 2025, the carrying value of Cenovus’s long-term debt was $7.2 billion and the fair value was $6.7 billion (December 31, 2024, carrying value – $7.5 billion; fair value – $6.9 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity which may include equity transactions of the entity when available (Level 3).
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2024	219
Acquisitions	2
Transfer to Investments in Equity-Accounted Affiliates	(5)
Changes in Fair Value	(26)
As at September 30, 2025	190
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of condensate and refined product futures; crude oil and natural gas futures and swaps; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts is calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
Summary of Risk Management Positions

	September 30, 2025			December 31, 2024
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Condensate, Natural Gas, and Refined Products	9	1	8	9	10	(1)
Power Contracts	3	—	3	6	—	6
Renewable Power Contracts	61	4	57	5	—	5
Foreign Exchange Rate Contracts	—	4	(4)	—	3	(3)
	73	9	64	20	13	7
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	September 30,	December 31,
As at	2025	2024
Level 2 – Prices Sourced From Observable Data or Market Corroboration	7	2
Level 3 – Prices Sourced From Partially Unobservable Data	57	5
	64	7
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2024	7
Change in Fair Value of Contracts in Place, Beginning of Year	57
Change in Fair Value of Contracts Entered Into During the Period	14
Fair Value of Contracts Realized During the Period	(14)
As at September 30, 2025	64
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2025	2024	2025	2024
Realized (Gain) Loss	17	(27)	(14)	11
Unrealized (Gain) Loss	(19)	7	(65)	31
(Gain) Loss on Risk Management	(2)	(20)	(79)	42
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

20. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates and commodity power prices, as well as credit risk and liquidity risk.
As at September 30, 2025, the fair value of risk management positions was a net asset of $64 million. As at September 30, 2025, there were foreign exchange contracts with a notional value of US$550 million (December 31, 2024 – US$250 million). As at September 30, 2025, and December 31, 2024, there were no outstanding interest rate contracts or cross currency interest rate swap contracts.
Net Fair Value of Risk Management Positions

As at September 30, 2025	Notional Volumes (1) (2)	Terms	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Contracts Related to Blending (3)
WTI Fixed – Sell	6.4 MMbbls	October 2025 - December 2026	US$63.00/bbl	10
WTI Fixed – Buy	0.2 MMbbls	October 2025 - December 2026	US$61.15/bbl	—
Power Contracts				3
Renewable Power Contracts				57
Other Financial Positions (4)				(2)
Foreign Exchange Rate Contracts				(4)
Total Fair Value				64
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    WTI futures contracts are used to help manage price exposure to condensate used for blending. Includes individual WTI contracts with varying terms, the longest of which is 15 months.
(4)    Includes risk management positions related to Western Canadian Select (“WCS”), heavy oil, light oil and condensate differentials, benchmark delivery location spreads, Belvieu and heating oil fixed price contracts, natural gas basis and fixed price contracts, and reformulated blendstock for oxygenate blending gasoline contracts.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at September 30, 2025	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	(6)	6
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tied to Production	—	—
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	—	—
Natural Gas Commodity Price	± US$0.50/Mcf (2) Applied to Natural Gas Hedges Tied to Production	1	(1)
Natural Gas Basis Price	± US$0.25/Mcf Applied to Natural Gas Basis Hedges	—	—
Power Commodity Price	± C$10.00/MWh (3) Applied to Power Hedges	42	(42)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	45	(52)
(1)Excluding WCS at Hardisty.
(2)One thousand cubic feet (“Mcf”).
(3)One thousand kilowatts of electricity per hour (“MWh”).

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
As at September 30, 2025, approximately 73 percent (December 31, 2024 – 79 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.3 percent as at September 30, 2025 (December 31, 2024 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 12, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at September 30, 2025	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	5,216	—	—	—	5,216
Lease Liabilities (1)	490	860	643	2,444	4,437
Long-Term Debt (1)	316	3,066	688	6,902	10,972
(1)Principal and interest, including current portion, if applicable.

21. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	September 30,	December 31,
As at	2025	2024
Total Current Assets	9,769	10,434
Total Current Liabilities	5,651	7,362
Working Capital	4,118	3,072
B) Changes in Non-Cash Working Capital

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2025 (1)	2024	2025 (1)	2024
Accounts Receivable and Accrued Revenues	(177)	904	(542)	326
Income Tax Receivable	6	14	172	191
Inventories	(19)	480	421	99
Accounts Payable and Accrued Liabilities	(188)	(896)	(186)	60
Income Tax Payable	(22)	105	(304)	96
Total Change in Non-Cash Working Capital	(400)	607	(439)	772

Net Change in Non-Cash Working Capital – Operating Activities	(241)	588	(179)	813
Net Change in Non-Cash Working Capital – Investing Activities	(159)	19	(260)	(41)
Total Change in Non-Cash Working Capital	(400)	607	(439)	772
(1)Excludes the impact of the divestiture of WRB, including proceeds recorded in accounts receivable and accrued revenues (see Note 5). Proceeds from divestitures are recorded using the direct method for investing activities.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025
C) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Repurchase Agreements Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2023	9	—	179	7,108	2,658
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(74)	—	—
Principal Repayment of Leases	—	—	—	—	(219)
Dividends Paid	(1,203)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(13)	—
Lease Additions	—	—	—	—	104
Base Dividends Declared on Common Shares	925	—	—	—	—
Variable Dividends Declared on Common Shares	251	—	—	—	—
Dividends Declared on Preferred Shares	27	—	—	—	—
Exchange Rate Movements and Other	—	—	(4)	104	97
As at September 30, 2024	9	—	101	7,199	2,640

As at December 31, 2024	—	—	173	7,534	2,927
Acquisition	—	—	—	12	—
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	152	—	—
Repayment of Long-Term Debt	—	—	—	(195)	—
Principal Repayment of Leases	—	—	—	—	(266)
Proceeds on Repurchase Agreements	—	403	—	—	—
Repayment of Repurchase Agreements	—	(220)	—	—	—
Dividends Paid	(1,057)	—	—	—	—
Non-Cash Changes:
Divestiture of Short-Term Borrowings	—	—	(313)	—	—
Finance and Transaction Costs	—	—	—	(15)	—
Lease Additions	—	—	—	—	162
Lease Divestitures	—	—	—	—	(39)
Base Dividends Declared on Common Shares	1,047	—	—	—	—
Dividends Declared on Preferred Shares	12	—	—	—	—
Exchange Rate Movements and Other	—	(7)	(12)	(180)	88
As at September 30, 2025	2	176	—	7,156	2,872

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

22. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at September 30, 2025	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	523	2,030	2,047	2,070	2,017	15,684	24,371
Real Estate	16	64	61	59	62	532	794
Obligation to Fund HCML	25	101	95	55	43	102	421
Other Long-Term Commitments	427	184	184	148	117	595	1,655
Total Commitments	991	2,379	2,387	2,332	2,239	16,913	27,241
(1)Includes transportation commitments that are subject to regulatory approval or were approved but are not yet in service of $1.5 billion. Terms are up to 15 years on commencement.
(2)As at September 30, 2025, includes $1.7 billion related to transportation and storage commitments with HMLP.
There were outstanding letters of credit aggregating to $338 million (December 31, 2024 – $355 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

23. PRIOR PERIOD REVISIONS
In December 2024, it was identified that certain transactions in the U.S. Refining segment were reported on a gross basis in revenues and purchased product rather than on a net basis. As a result, revenues and purchased product were overstated for the three and nine months ended September 30, 2024. The prior periods were revised to reflect the change. There was no impact on net earnings (loss), segment income (loss), cash flows or financial position.
The following tables reconcile the amounts previously reported in the Consolidated Statements of Comprehensive Income (Loss) and segmented disclosures to the corresponding revised amounts:

	U.S. Refining Segment			Consolidated
For the three months ended September 30, 2024	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Revenues	7,648	(430)	7,218	14,249	(430)	13,819
Purchased Product	7,284	(430)	6,854	7,556	(430)	7,126
Transportation and Blending	—	—	—	2,489	—	2,489
Purchased Product, Transportation and Blending	7,284	(430)	6,854	10,045	(430)	9,615
	364	—	364	4,204	—	4,204

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	30

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2025

	U.S. Refining Segment			Consolidated
For the nine months ended September 30, 2024	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Revenues	22,801	(1,067)	21,734	42,531	(1,067)	41,464
Purchased Product	20,540	(1,067)	19,473	20,873	(1,067)	19,806
Transportation and Blending	—	—	—	7,929	—	7,929
Purchased Product, Transportation and Blending	20,540	(1,067)	19,473	28,802	(1,067)	27,735
	2,261	—	2,261	13,729	—	13,729

24. SUBSEQUENT EVENTS
A) MEG Energy Corp. Acquisition
On August 21, 2025, Cenovus entered into a definitive agreement to acquire all of the issued and outstanding shares of MEG Energy Corp. (“MEG”) through a plan of arrangement (the “MEG Acquisition”). Cenovus obtained fully committed financing of a $2.7 billion three-year term loan and a $2.5 billion bridge facility to fund the cash consideration portion of the MEG Acquisition. No amounts were outstanding on the term loan and bridge facility as at September 30, 2025.
From October 8, 2025, to October 15, 2025, the Company acquired an aggregate of 25.0 million common shares of MEG for $752 million.
On October 26, 2025, Cenovus entered into a second amending agreement (“Amended Agreement”). Under the terms of the Amended Agreement, Cenovus will acquire all the issued and outstanding common shares of MEG in exchange for cash consideration of $3.8 billion and 159.6 million Cenovus common shares.
The MEG Acquisition is subject to shareholder, court and other customary approvals.
B) Asset Disposition
On October 26, 2025, Cenovus entered into an agreement to dispose of certain Lloydminster thermal assets in the Oil Sands segment for total proceeds of up to $150 million, comprised of $75 million cash paid on closing and up to $75 million in variable consideration. The disposition is expected to close in the fourth quarter of 2025, subject to closing conditions.

Cenovus Energy Inc. – Q3 2025 Interim Consolidated Financial Statements	31